Gemini Wine & Spirits

Profit and Loss

January - April, 2024

	TOTAL
Income	
Food Sales	13,189.50
Private Sales	3,108.77
Sales	1,373.47
Shopify Discounts	-7,727.81
Shopify Refunds	-1,765.25
Shopify Sales	213,384.63
Shopify Shipping	1,084.58
Uncategorized Income	123.03
Wine Club	40,896.00
Total Income	**$263,666.92**
Cost of Goods Sold	
Beer/Liquor	10,366.37
Cost of Goods Sold	38,808.00
E-Commerce Service	120.00
Shopify Fees	6,144.61
Total E-Commerce Service	**6,264.61**
Food Cost	13,286.43
Wine	114,343.15
Total Cost of Goods Sold	**$183,068.56**
GROSS PROFIT	**$80,598.36**
Expenses	
Advertising & Marketing	3,538.92
Bank Charges & Fees	171.31
Car & Truck	3,576.42
CC Processing Fees	1,451.80
Dues & Subscriptions	3,508.97
Glassware	328.32
Insurance	3,949.41
Workers Comp	1,567.06
Total Insurance	**5,516.47**
Interest Paid	2,691.99
Legal & Professional Services	7,255.00
Meals & Entertainment	4,759.60
Office Supplies & Software	2,563.21
Payroll	61,545.00
Payroll Employer Taxes	5,615.63
Payroll Fees	749.96
Total Payroll	**67,910.59**
Rent & Lease	20,064.25
Repairs & Maintenance	2,219.63

Gemini Wine & Spirits

Profit and Loss

January - April, 2024

	TOTAL
Research	313.52
Shipping, Freight & Delivery	2,199.56
Taxes & Licenses	2,680.00
Travel	698.51
Uncategorized Expense	0.00
Utilities	8,665.03
Total Expenses	**$140,113.10**
NET OPERATING INCOME	$ -59,514.74
NET INCOME	$ -59,514.74

Gemini Wine & Spirits

Balance Sheet

As of April 30, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
401K	0.00
Cash on hand	-113.34
GEMINI WINE & SPIRITS INC (3014)	18,583.56
Savings	11,023.81
US Bank	-288.00
Total Bank Accounts	**$29,206.03**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	-39,402.00
Prepaid Expenses	45,000.00
SC Cellars Short Term Loan	66,908.17
Shopify Carried Balances	606.65
Shopify Clearing Account	197.08
Shopify Pending Balances	-3,265.80
Uncategorized Asset	0.00
Undeposited Funds	211.10
Total Other Current Assets	**$70,255.20**
Total Current Assets	**$99,461.23**
Fixed Assets	
Accumulated Depreciation	-16,274.00
Front Counter	17,650.00
Furniture	4,296.84
Furniture - Crate & Barrel	2,877.91
Ipad 2018	522.44
Ipad 2022	1,005.22
Leasehold Improvements	38,122.88
Leasehold Improvements 2020	64,733.67
Leasehold Improvements 2022	3,122.24
Macbook Air	1,289.24
Shop Furniture	1,279.50
True Brand Refrigerator	2,050.00
Wine Fridge	1,850.00
Total Fixed Assets	**$122,525.94**

Gemini Wine & Spirits

Balance Sheet

As of April 30, 2024

	TOTAL
Other Assets	
Accumulated Amortization	-37,896.00
Bar Gemini Loan	53,683.83
Goodwill	97,000.00
Lease	20,000.00
Liquor License	44,779.62
PG&E Utility Deposit	1,080.00
Prepaid Rent	6,275.00
Security Deposit - Rent	4,025.00
SF Water,Power & Sewer	100.00
Start-up Soft Cost	19,524.30
Total Other Assets	**$208,571.75**
TOTAL ASSETS	**$430,558.92**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	106,648.79
Total Accounts Payable	**$106,648.79**
Credit Cards	
American Express 1	18,351.69
Total Credit Cards	**$18,351.69**
Other Current Liabilities	
Out Of Scope Agency Payable	0.00
Sales Tax Payable	-5,073.65
San Francisco CA sales	0.00
Shopify Sales Tax Collected	6,527.34
Total Sales Tax Payable	**1,453.69**
Shopify Gift Card Liabilities	8,226.91
Total Other Current Liabilities	**$9,680.60**
Total Current Liabilities	**$134,681.08**
Long-Term Liabilities	
First Republic SBA EIDL LOAN	340,528.00
Hope Buyout Balance Due	74,447.96
Local Cellar LLC	0.00
Shopify capital	29,731.07
Total Long-Term Liabilities	**$444,707.03**
Total Liabilities	**$579,388.11**

Gemini Wine & Spirits

Balance Sheet

As of April 30, 2024

	TOTAL
Equity	
Alex Pomerantz	2,500.00
Dominique Henderson	2,500.00
Gemini 401K	0.00
Hope Pomerantz	0.00
Opening Balance Equity	366.44
Owner's Pay & Personal Expenses	-5,379.44
Retained Earnings	-89,301.45
Net Income	-59,514.74
Total Equity	**$ -148,829.19**
TOTAL LIABILITIES AND EQUITY	**$430,558.92**

Gemini Wine & Spirits

Statement of Cash Flows
January - April, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-59,514.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	35,164.80
Inventory Asset	38,808.00
SC Cellars Short Term Loan	8,091.83
Shopify Carried Balances	-606.65
Shopify Clearing Account	-197.08
Shopify Pending Balances	40.11
Accounts Payable (A/P)	-10,570.66
American Express 1	-25,088.61
Out Of Scope Agency Payable	0.00
Sales Tax Payable	-5,073.65
Sales Tax Payable:San Francisco CA sales	0.00
Sales Tax Payable:Shopify Sales Tax Collected	10,739.18
Shopify Gift Card Liabilities	180.88
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**51,488.15**
Net cash provided by operating activities	**$ -8,026.59**
INVESTING ACTIVITIES	
Bar Gemini Loan	6,627.13
Net cash provided by investing activities	**$6,627.13**
FINANCING ACTIVITIES	
First Republic SBA EIDL LOAN	-7,468.00
Hope Buyout Balance Due	1,499.91
Shopify capital	-23,006.91
Owner's Pay & Personal Expenses	-1,185.00
Net cash provided by financing activities	**$ -30,160.00**
NET CASH INCREASE FOR PERIOD	**$ -31,559.46**
Cash at beginning of period	60,976.59
CASH AT END OF PERIOD	**$29,417.13**